UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          FORM 10 - SB
                           Amendment 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                Premier Document Services, Inc.
        (Name of Small Business Issuers in its charter)


             Nevada                        75-2980786
(State of other jurisdiction of          I.R.S. Employer
 incorporation or organization)       Identification Number



  4001 S. Decatur Blvd., Suite 37-218,
            Las Vegas, Nevada                        89103
(Address of principal executive offices)           (zip code)


Issuer's telephone number: (702) 813-4543


Securities to be registered under section 12(b) of the Act:


      Title of Each Class           Name on each exchange on which
      To be so registered           Each class is to be registered


------------------------------------------------------------------


------------------------------------------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 60,000,000 shares authorized, 7,942,750 issued and outstanding as of the most recent practicable date.


/1/


                             TABLE OF CONTENTS

                                                                       Page

Part I                                                                   3

Item 1. Description of Business                                          3

Item 2. Management's Discussion and Analysis or Plan of Operation        8

Item 3. Description of Property                                         11

Item 4. Security Ownership of Certain Beneficial Owners and Management  12

Item 5. Directors and Executive Officers, Promoters and Control Persons 13

Item 6. Executive Compensation                                          15

Item 7. Certain Relationships and Related Transactions                  15

Item 8. Description of Securities                                       16


Part II                                                                 18

Item 1. Market Price of and Dividends on the Registrant's Common Equity 18 and Related Stockholder Matters

Item 2. Legal Proceedings                                               19

Item 3. Changes in and Disagreements with Accountants                   19

Item 4. Recent Sales of Unregistered Securities                         19

Item 5. Indemnification of Directors and Officers                       20


Part F/S                                                                21

Item 1. Financial Statements                                            21


Part III                                                                40

Item 1. Index to Exhibits                                               40

        Signatures                                                      41


/2/


                   Forward Looking Statements

     Some of the statements contained in this Form 10-SB are not historical facts but rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involves risks and uncertainties. Caution should be exercised in regard to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

   1. Our ability to maintain and integrate internal management systems;
   2. Our ability to generate customer demand for our services;
   3. The intensity of competition; and
   4. General economic conditions.

                             Part I

     We are filing this Form 10-SB on a voluntary basis to:

   1. Provide current, public information to the investment community;
   2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
   3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

     We were incorporated as a Nevada Corporation on January 28, 2002. Our principal business objective is to provide document preparation and signatory services to mortgage, real estate and other financial services firms. Our Secretary, Crystal Kim Han, prepares all of the documents. The independent contractors that we utilize to perform our signatory services are licensed and bonded notary publics and are required to keep abreast of any updated laws or regulatory changes that could affect the signatory and document preparation industry.

     We seek to target business professionals such as attorneys, doctors, accountants, mortgage loan specialists and real estate agents who work traditional weekday hours and are unable to make accommodations during standard business hours to sign documents. We intend to form strategic alliances with escrow, title and mortgage companies to deliver signing and document preparation services on a twenty-four (24) hour basis. In this manner, we believe we can assist individuals to meet deadlines without sacrificing productivity and efficiency.

     Future operations are dependent upon our ability to implement our business and marketing strategies and to establish relationships and contracts with financial services firms to provide signatory and document preparation services.


/3/


B.   Business of Issuer

 (1)  Principal Products and Principal Markets

     We mainly provide document preparation and signatory services related to the documentation of real estate transactions in the Las Vegas market. Our services include the preparation of documents such as deeds of trust, notes, state and federal disclosures, and loan applications. Our Secretary, Crystal Kim Han, prepares the documents. The obtainment of appropriate signatures on attorney documents, mortgage loan papers and other real estate disclosures are obtained by independent licensed notaries. We offer our services on a twenty-four (24) hour basis to accommodate individuals unable to obtain document preparation or signatory services during traditional business hours. Many businesses located in Las Vegas, NV operate twenty-four (24) hours a day. Our document preparation fees will typically be dependent upon the types, complexity and requirements of the documents to be prepared. Signatory fees range on a per signing basis from $100 for an in office signing, $150 for an after hours or out of office signing and $200 for an out of area signing (excluding fuel costs). The independent contractor obtaining the signature(s) is paid a flat fee of $50 per signing and $.35 per mile if the signing is out of the office. We believe fostering strategic relationships with local title companies, escrow services, law firms and mortgage companies will assist in generating demand for our document preparation and signatory services.

     Our business strategy consists of the following key elements:

  Continue to Recruit and Maintain Highly Qualified Personnel

     We believe that the development of personal relationships between our personnel, independent contractors and potential customers is crucial to the development of a base of operations for our business. Our current independent contractors have been recruited through the use of newspaper advertisements, informal introductions from industry participants and internal staff. These independent contractors are paid on a per signing basis and are not contracted by Premier Document Services or Anchor Mortgage. In addition, there exists a large labor pool of these types of individuals. We are, however, actively attempting to hire additional qualified document preparers. To this end, we will seek to recruit the services of one or more of our experienced and talented independent subcontractors who we believe have the necessary skills and aptitude to fill the position(s).

  Build Strong Brand Recognition

     It is our belief that name recognition is an important advantage for document preparation and signatory companies. As these services are generally available from a variety of companies, individuals must trust in a signatory's reliability and credibility. To maximize brand awareness, expand our customer base effectively, and avoid reliance on any one source of customers, we seek to build brand recognition through multiple marketing channels, initially including, but not limited to: web-based and traditional advertising, direct marketing and strategic alliances. To date we have only spent $1,000 and $2,060 to advertise our services as of June 30, 2003 and December 31, 2002, respectively. We will not invest significantly on advertising until we have the staff necessary to expand our business beyond providing services to Anchor Mortgage. We expect this process to take anywhere from six to twelve months given the current real estate environment. At that time we foresee spending no more than five percent of total revenue on advertising.


/4/


 Pursue Long-Term Contracts with Financial Services Corporations

     Currently, we are at 100% capacity in providing quality customer services to Anchor Mortgage. We have been limited by our ability to find, hire and train qualified individuals. The recent upturn in the real estate market has made it cost prohibitive to hire an experienced loan document preparer, however, we have and will continue to try and train one of our independent contractors to fill this position. We will need to accomplish this before pursuing relationships with other mortgage companies. We plan to pursue relationships similar to the one we currently have with Anchor Mortgage upon the hiring of qualified employees. We can give no assurance these relationships, or any others, will be successful or profitable for us, or if successful, will result in synergistic opportunities, allow us to gain additional insight, expertise and penetration in markets where potential strategic alliances can be formed, or increase our revenue and income growth. To date we have entered into no such contracts.

 (2)  Distribution methods for our products

     To establish our brand and increase customer awareness, management intends to develop a marketing strategy that will be based on the establishment of relationships with title and escrow companies, as well as employing a mix of media and promotional activities. These activities will be directed in those areas considered by management to have the lowest cost to acquire new customers. Management seeks to maximize return from promotions by selecting advertising media based on the cost relative to the likely audience and its ability to generate interest in our services.

     We cannot guarantee that we will be able to successfully market and distribute our services, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of Premier Document Services is important to establishing and expanding our customer base. We will also use traditional media, as our revenues permit, to attract new customers. Although we do not currently have a Web site, nor are there plans to create a Web site in the foreseeable future, management has not ruled out the creation of a Web site once revenues are determined to be sufficient enough to undertake such development. Management believes the potential benefits of Internet operations would include the ability for clients to schedule pick-up and delivery times, make payments via the Internet, and provide title, mortgage and real estate companies the ability to advertise their products and services.

  (3) Status of any announced new products

     We have created no new documentations, nor do we foresee the creation of new documentations for the foreseeable future. In addition, we do not foresee the implementation of new signatory services outside of those services we currently provide.

  (4)  Industry background

     The document preparation and signatory services industry is a relatively small industry segment, and such services tend to be offered by diversified financial services firms. Our future revenue, of which there can be no guarantee, will be closely related to the level of real estate purchase and financing activity. Real estate sales are directly affected by the availability of funds to finance purchases. Other factors affecting real estate activity include demand, mortgage interest rates, family income levels and general economic conditions. Decreases in mortgage interest rates since late 1995, as well as the resulting improvement in the real estate market, have had a favorable effect on the level of real estate activity, including refinancing transactions, new home sales and resales.


/5/


     The overall economic environment, stable mortgage interest rates and strength in the real estate market in general, contributed to very positive conditions for the industry throughout 2000, 2001, and 2002. Although we believe it to be likely that interest rates will remain low and real estate demand high for the next one to three years, it is, however, impossible to predict the future direction of interest rates and the health of the real estate market. Should mortgage activity drop due to increasing interest rates, we will experience a decline in demand for our preparation of documents such as deeds of trust and loan applications and the obtainment of appropriate signatures on attorney documents, mortgage loan papers and other real estate disclosures.

  Competition

     The attraction and retention of customers and independent agents in the document preparation and signatory services industry is highly competitive. The number of competing companies and the size of such companies vary in the Las Vegas market. Generally, our competition is with title insurers and agents, with the most effective competition coming from companies that possess greater capital resources. Our competition with respect to such services includes large escrow and title companies, document preparation companies, as well as various legal processing services companies.

     Many of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, prospects, financial condition and results of operations.

     As a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions that could have a material adverse effect on our business, prospects, financial condition and results of operations.

  (5)  Raw materials and suppliers

     Our company is neither a purchaser nor a supplier of raw materials.

  (6)  Customers

     Since inception, Anchor Mortgage Corp. has accounted for 100% of our total revenue. Anchor Mortgage introduces the borrower to lenders such as the finance division of GE Capital Consumer Company (formerly Conseco) and Encore Bank at which time Anchor Mortgage out sources to Premier the document preparation including deeds of trust, notes, state and federal disclosures, and loan applications and or the signatory services necessary to complete the loan process.. We believe that our ability to establish and maintain long-term relationships with our clients and encourage repeat business depends, in part, on the strength of our customer support and service operations. We value frequent communication with and feedback from our clients in order to continually improve our services. Our goal is to become a leading documentation preparation and signatory service provider. In addition, our future operating results may also fluctuate due to factors such as the gain or loss of significant clients and the pace of growth in the real estate industry.


/6/


  (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration

     We may be required to license products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible.

     We cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects or other features of our documents violates a copyright they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potential legal issues could have a material adverse effect on our business, financial condition or operating results.

     To date we hold no patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, nor is there plans to hold such items for the foreseeable future. The above disclosures are to inform the public of the potential risks associated with holding such items should we do so in the future.

  (8)  Regulation

     The business we conduct does not require a need for government approval of our principal products or services. In addition, we foresee no probable governmental regulations that would have an impact on our principal products or services.

  (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

     Our company has not conducted nor plans to conduct research and development activities.

 (12) Employees

     Our only full time employees are the officers of our Company. We do however utilize the services of independent contractors to perform signatory services. We believe that our relations with our employees are good.


/7/


  (13) Dependence on Key Personnel

     The success of our Company depends upon the efforts, abilities and expertise of our executive officers, including our Chief Executive Officer and President, CFO and Treasurer, Colin Fidler, and our Secretary, Crystal Kim Han. The loss of the services of these individuals could have a material adverse effect on our operations.

Item 2.     Management's Discussion and Analysis or Plan of Operation

A.   Management's Plan of Operation

  (1) Premier Document Services, Inc. is considered a development stage company. Although we generated $81,760 in revenue for the three-month period ended June 30, 2003 and $214,910 in revenue from January 28, 2002 (inception) to June 30, 2003 and have begun to focus on developing the market for our services, a large portion of our activities since inception have been devoted primarily to raising capital. As a result, we are a development stage enterprise as defined by SFAS 7. Accordingly, our auditors have issued a comment regarding our ability to continue as a going concern (please refer to the footnotes to the financial statements). Management intends to use capital and debt financing as needed to supplement the cash flows generated by the sale of our services and if necessary conduct a private offering under Regulation D. Our fixed and variable expenses and our ability to control them are as follows:

      Classification    Fixed/Variable     Ability to Control
    ------------------  --------------   ----------------------
    Employee Wages and     Salary =      Can reduce outsourcing
    Benefits               Fixed         certain processes
                           Hourly =
                           Variable

    Independent            Fixed         Can reduce through
    Contractor Expense                   discontinuation or
                                         restructuring of
                                         service terms

    Accounting and Legal   Variable      Will increase as
    Expenses                             Company becomes fully
                                         reporting

    Building Rental        Fixed         Little control over,
    Expense                              per agreement

    Utilities              Variable      May fluctuate due to
                                         seasonality

    Business Insurance     Fixed         Will increase when
                                         `Key Man" life
                                         insurance is obtained

    Material Costs         Variable      Can control through
                                         the use of electronic
                                         vs. paper
                                         communications

    Misc. Office Supplies  Variable      Can control through
    & Shipping                           reduced office supply
                                         requisitions,
                                         negotiating
                                         alternative shipping
                                         solutions

     To date, our efforts have been primarily focused on developing demand for our services, implementing our business strategy and raising working capital through equity financing. Our ability to generate revenues is primarily dependent upon our ability to cost-effectively and efficiently market our services. Our priorities for the next twelve (12) to twenty-four (24) months of operations are to:


/8/


      Task                 Description              Time           Cost
      ----                 -----------              ----           ----

  Hire Document           Need to hire             Six to     $24,000 per year
   Preparer(s)         additional staff to         Twelve
                      expand business beyond       Months
                         Anchor Mortgage

  Advertise to            Advertise via           Three to     Maximum five
   build brand          newspaper, industry          Six        percent of
    awareness          magazines, real estate      Months     total revenue
                        trade shows, etc. to      from date
                         obtain additional         of hire
                             clients

  Develop other         Diversify revenue         Three to       No cost
revenue producing       generation through           Six
  relationships          addition of new           Months
                             clients              from the
                                                start of our
                                                 advertising
                                                  campaign


     In order to make the most efficient use of the capital available to us, we plan to continue utilizing independent contractors to perform our signatory services. Using outside service providers reduces our overall space requirements and eliminates the expense of providing benefits to otherwise salaried employees. In addition, the officers of Premier Document Services will continue to prepare documents such as deeds of trust, notes, state and federal disclosures, and loan applications until such time as revenue generated from existing operations is able to support the hiring of additional staff.

     We believe our total current assets of $80,809 as of June 30, 2003, plus projected cash flows, will provide sufficient capital to continue existing operation for at least the next 12 to 24 months. Our current monthly operating expense is less than $3,000, exclusive of management's salaries, which will not be paid until revenues are sufficient to support such salaries (see Item 6. Executive Compensation). Management estimates that operating expenses will be in the range of $3,000 to $5,000 per month throughout the remainder of 2003 and the entirety of 2004. This includes, rent and occupancy expenses, sales and marketing expense, and other fixed general and administrative expenses.

  (2) Our total expenses for the period from January 28, 2002 (inception) to June 30, 2003 were $330,329 of which approximately 63% were general and administrative. The following table quantifies the components that comprise our general and administrative expenses for this period:

                  DESCRIPTION                                  AMOUNT

       Legal, Accounting and Professional Fees            $     6,616
       Advertising Expense                                $     1,000
       Independent Contractor Expense and signing fees    $    95,800
       Rent and Office Related Expenses                   $     1,049
       Other Miscellaneous Administrative Expenses        $     1,176
                                                          -----------
          Total General and Administrative Expenses       $   105,641


     Consulting expense was $35,000 or 17% and depreciation on the assets of the Company was $14,730 or 7% of total expenses for this period.


/9/


B. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Technological change, continuing process development and a reduction in the overall real estate market may affect the demand for our services. Our success will depend, in part, upon our continued ability to provide quality document and signatory services that meet changing customer needs, successfully anticipate or respond to technological changes in technological processes on a cost-effective and timely basis and enhance and expand our client base. Current competitors or new market entrants may provide services superior to ours that could adversely affect the competitive position of our Company. Any failure or delay in achieving our priorities in the next twelve to twenty-four months of operations could have a material adverse effect on our business, future results of operations and financial condition.

     Our net loss for the period from January 28, 2002 (inception) to June 30, 2003 was $115,396. We believe funds received from our common stock offering plus our projected cash flows will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and obtain additional clients for our document preparation and signatory services, our revenues should grow on a consistent basis. By focusing our efforts on limiting general and administrative expenses as we increase revenue, we expect to increase our net income on a consistent basis as well. We do not anticipate seasonal variations to affect our revenues as the Las Vegas real estate market and mortgage industry have been consistently strong over the past several years and management expects this trend to continue for at least the foreseeable future. If fluctuations in the revenue generated by our services were to affect cash flow to an extent not manageable through a reduction in operating expenses, we may be required to obtain additional capital through either the sale of additional shares of common stock, debt financing or the sale of fixed assets.

     We had a net increase in cash during the period from January 28, 2002 (inception) to June 30, 2003 of $80,809. Net cash provided by operating activities totaled $7,512 and net cash used in investing activities totaled $7,483 for the period from January 28, 2002 (inception) to June 30, 2003. Net cash used by investing activities for this period was entirely related to the purchase of fixed assets. Net cash provided by financing activities totaled $80,780 for the period from January 28, 2002 (inception) to June 30, 2003. This is primarily attributable to generating $55,550 from sales of common stock.

     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

  Limited Operating History

     We have a limited operating history on which to base estimates for future performance and face all of the risks inherent in the document preparation and signatory services industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to obtain a pool of qualified personnel, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks and a failure to do so could impact our ability to continue as a going concern.

  Need for Additional Financing

     We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage. We may incur additional indebtedness from time to time to provide for working capital or capital expenditures or for other purposes.


/10/


     We currently anticipate that our expected operating cash flow and the funds raised from our offering of common stock (as described in Part II, Item 4. Recent Sale of Unregistered Securities) will be sufficient to meet our operating expenses for at least the next 12 to 24 months. Should we require additional capital to meet our cash flow requirements, the Company shall conduct a private offering under Regulation D.

     Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

  Revenue Recognition

     The Company has agreements with its customers with a set price for all available services with add-ons for items such as after hours and out of area signings. Once the services have been performed, the Company recognizes revenue upon invoicing their customers. All fees are normally collected within 30 days.

Item 3.     Description of Property

A.   Description of Property

     Our headquarters and facilities are located at 4001 S. Decatur Blvd., Suite 37-218, Las Vegas, Nevada 89103. Through a "Usage of Office Space Agreement" with Anchor Mortgage Corporation (see exhibit 10.1) a non-related third party to Premier Document Services, we have access to 200 square feet of office space including activated phone lines, desks and the use of a conference room on flat fee hourly rate of $200.00/hr., plus all phone call fees, on a month-to-month basis. Either Anchor Mortgage Corporation or Premier Document Services may terminate this Agreement for any reason upon at least thirty (30) days prior written notice. This Agreement will stay in full force and effect until such time as either party terminates it. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized. If additional facilities are needed, we believe that suitable expansion space is available to meet our future needs at commercially reasonable terms. Currently, management believes that the office provides sufficient workspace to commence with our initial operations.

B.   Investment Policies

     Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.


/11/


Item 4.     Security Ownership of Certain Beneficial Owners and Management

A.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of the most recent practicable date, certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our directors and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


                          Shares                           Percentage of
                       Beneficially                           Shares
   Name and Address       Owned          Consideration      Outstanding
 -------------------- --------------    ---------------    -------------

Colin Fidler                    0             N/A                   0
4001 S. Decatur,
Suite 37-218
Las Vegas, NV 89103

Crystal Kim Han         7,000,000        7,000,000  @           88.13
4001 S. Decatur,                       $0.001 per share
Suite 37-218
Las Vegas, NV 89103

John E. Fidler                  0             N/A                   0
4001 S. Decatur,
Suite 37-218
Las Vegas, NV 89103
                      --------------                       -------------

Total ownership by      7,000,000                               88.13
our officers and
directors (one
individual)

B.   Persons Sharing Ownership of Control of Shares

     No person other than Crystal Kim Han owns or shares the power to vote five percent (5%) or more of Premier Document Services, Inc. securities. In addition, Crystal Kim Han is the only officer and director that owns shares in the Company.



         [Balance of this page intentionally left blank]


/12/


Item 5.     Directors and Executive Officers, Promoters and Control Persons

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors. John E.
Fidler is the father of Colin Fidler.


         Name            Age          Position                Term
         ----            ---          --------                ----
Colin Fidler             40     President, Treasurer   Since February 2002
                                    and Director

Crystal Kim Han          40        Secretary, and      Since February 2002
                                      Director

John E. Fidler           65           Director         Since February 2002


B.   Work Experience

     Colin Fidler, President, Treasurer and Director - is a graduate of the California State University, San Jose, with a B.S. degree in Finance and a minor in Economics. He has over fifteen (15) years experience in the mortgage industry. Mr. Fidler managed a monthly pipeline of $15-20 million in real estate loans and oversaw day-to-day operations of twenty-two (22) field offices. He was responsible for hedging the interest rate risk of the Corporation using various techniques: Forward selling, options on T-Bond futures and Mortgage-Backed
Securities.    He presently serves on several Board of Directors
of real estate related companies and manages the operations of a Nevada Mortgage Broker during its expansion phase.


Employment Dates    Company          Title        Duties      Entity Activity
----------------    -------          -----        ------      ---------------

01/02 - Present    Certified       President  Oversee entire    Real Estate
                  Professional                    company         Realty &
                 Services, Inc.                 operations        Mortgage

01/02 - Present    Premier         President  Oversee entire    Legal Forms
                   Document                       company       and Document
                 Services, Inc.                 operations        Signings

01/02 - Present     Anchor           VP of        Oversee         Mortgage
                 Mortgage, Inc.   Operations   production &    Broker of Real
                                               responsible      Estate Loans
                                               for tracking
                                                 pipeline

01/97 - 02/03       Mojave         President  Oversee entire    Mortgage Loan
                  Financial &                     company      Consulting and
                  Investment                    operations       Investment


     Crystal Kim Han, Secretary and Director - has over 10 years of experience in the Mortgage Industry, from loan origination to processing to closing. Ms. Kim Han set up and implemented all aspects of a new mortgage brokerage in Hawaii and oversaw the day-to-day operations of the company. She spent 9 years in the tax preparation industry with H&R Block.


/13/


     As an office manager, tax preparer and customer service trainer for her last 3 years with the company, her accomplishments included having managed the overall operation of a branch office consisting of 30 full and part-time employees, having marketed and increased business consistently by over 10% per year, and having acquired working knowledge of all aspects of personal and business income tax preparation. Also, Ms. Kim Han acted as the customer service trainer for the district, which made her responsible for training over 500 seasonal employees per year in all aspects of customer service.


Employment Dates    Company          Title        Duties      Entity Activity
----------------    -------          -----        ------      ---------------

01/02 - Present    Premier         Secretary, Licensed Sales    Legal Forms
                   Document       Corporation Agent, Oversee    and Document
                 Services, Inc.                 closings,         Signings
                                               outsources
                                             notary signors
                                              and signings.

08/01 - Present     Anchor          Office    Oversee staff       Mortgage
                 Mortgage, Inc.    Manager /  and day-to-day   Broker of Real
                                   Sr. Loan      office         Estate Loans
                                  Processor     operations/
                                                 Process
                                              Mortgage Loan
                                             applications to
                                                  close.

09/98 - 08/01    Certified        Sr. Loan       Process       Signatory and
                Services, Inc.   Processor    Mortgage Loan        Document
                                              applications,     Preparation
                                                oversaw           Service,
                                               signings &         Contract
                                                closings.       Processing Co.


     John E. Fidler, Director - has a Masters Degree in Engineering from the University of Edinburgh and a Masters in Business Administration from the University of Florida. He has been involved in many start-up company ventures as a Consultant and retained as Manager/ Director. Mr. Fidler has working knowledge of federal and state regulatory compliance issues and has handled multiple reporting functions to various state and federal regulatory agencies. Currently, Mr. Fidler consults small to medium sized companies on reorganization of debt, marketing and reviews acquisition/ merger possibilities. Mr. Fidler holds no directorships in any other reporting company. He presently resides in Las Vegas, Nevada and stays active in the business community.


Employment Dates    Company          Title        Duties      Entity Activity
----------------    -------          -----        ------      ---------------
01/02 - Present     Premier         Director   Consults with    Legal Forms
                    Document                  the officers on   and Document
                  Services, Inc.              the day-to-day      Signings
                                                 business
                                              operations and
                                             decision making

12/98 - Present     Retired

12/75 - 12/98      Lockheed       Aeronautical    Project        Aerospace
                                    Engineer     Supervisor      Research &
                                                                 Development


/14/


Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have organized labor agreements or union agreements between Premier Document Services and our employees, nor are there plans to create such agreements for at least the next twenty-four (24) to thirty-six (36) months. Every twelve
(12) months, each executive officer is expected to draw the following annual compensation.


                     Capacities in which     Time Spent
                       Remuneration was      on Premier         Annual
    Name                   Recorded           Business       Compensation
    ----                   --------           --------       ------------

 Colin Fidler       President, Treasurer         50%      $0 Annual Salary1,2
                        and Director

 Crystal Kim Han       Secretary, and            65%      $0 Annual Salary1,2
                          Director

 John E. Fidler           Director              Board     $0 Annual Salary1,2
                                               Meetings


Footnotes to Executive Compensation:

1. The officers and directors of the Company have not received a salary since inception, nor will they accrue salaries. Management's salaries will be based upon the performance of the Company and will only be paid in the future given that revenues generated by operations are sufficient to do so. Management's performance bonuses will be decided by a majority of the Board of Directors of the Company. In addition, management's base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company. To date, there are no established criteria for salaries and bonuses, nor are there plans for management to address this issue in the near future given that revenues are not expected to be sufficient to pay salaries and or bonuses for at least the next twelve months. Currently two of the three members of the Board of Directors are executive officers of the Company.
2. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.

Compensation of directors

     There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Item 7.    Certain Relationships and Related Transactions

     During February 2002, Crystal Kim Han, Secretary of Premier Document Services, donated cash in the amount of $3,000 and fixed assets in the amount of $60,600. The fixed assets included computer equipment, furniture and other office supplies. During March 2002, Crystal Kim Han, Secretary of Premier Document Services, donated cash in the amount of $22,230 (see Part F/S Item 1. Financial Statements, Statements of Stockholders' Equity). In addition, we issued 350,000 shares representing payment in lieu of services rendered in the amount of $70,000 to Michael Zuliani, a consultant, for providing advisory services relating to the Company's overall business operations from January 20, 2003 to June 30, 2003 (see exhibit 10.2). Mr. Zuliani is the president of Anchor Mortgage Corporation whose company has provided 100% of our revenue since inception.


/15/


Promoters

     Our promoter was one of our founders, Crystal Kim Han, Secretary of Premier. To date, Crystal Kim Han has received no remuneration in the form of cash, stock, options, contracts or property, either directly or indirectly, from Premier. Further, there will be no cash, stock options, contracts or property, either directly or indirectly, received by Ms. Kim Han from Premier in the foreseeable future. Finally, Ms. Kim Han contributed net assets totaling $85,830, which consisted of $60,600 in furniture and equipment in February 2002, $3,000 in cash in February 2002, and $22,230 in cash in March 2002. Our independent auditors, Beckstead and Watts, LLP, arrived at these valuations using generally accepted accounting principals (GAAP). The promoter in question did not acquire these assets within two years prior to their transfer to the issuer.

     There were no other actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.     Description of Securities

     The authorized capital stock of our Company consists of 60,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, and the Amendment to our Articles of Incorporation, which are included as exhibits to this document and by the provisions of applicable law.

Common Stock

     As of the most recent practicable date, the Company has 7,942,750 shares of common stock issued and outstanding. As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e)  your shares are fully paid and non-assessable.
       Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     The preferred equity securities authorized to be issued under the Articles is comprised of 15,000,000 shares of the preferred stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.


/16/


Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to Premier Document Services, Inc. Section 78.438 of the Nevada law prohibits us from merging with or selling Premier Document Services, Inc. or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Premier Document Services, Inc. shares, unless the transaction is approved by the Board of Directors of Premier Document Services, Inc. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Premier Document Services, Inc.



         [Balance of this page intentionally left blank]


/17/


                             Part II

Item 1.     Market Price of and Dividends on the Registrant's
Common Equity and Related Stockholder Matters

A.    Market Information

     There is no current market for our common equity. Our common equity is not subject to outstanding warrants, nor have stock options been granted. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity.

     There are currently 942,750 shares of our common stock which are freely tradable and which are held of record by 38 individuals. The remaining 7,000,000 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

     As of the most recent practicable date, we have 39 total stockholders of record.

D.    Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Premier Document Services, with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.    Transfer Agent and Registrar

     The Transfer Agent for the shares of common stock of Premier Document Services is Shelley Godfrey, Pacific Stock
Transfer Company, 500 E. Warm Springs Road, Suite 240, Las
Vegas, Nevada 89119, (702) 361-3033.


/18/


Item 2.     Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

     The Company had not retained independent accountants prior to engaging Beckstead and Watts, LLP as independent auditors. Since its inception on January 28, 2002, neither the Company nor anyone on its behalf consulted Beckstead and Watts, LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Beckstead and Watts, LLP provided to the Company a written report or oral advice regarding such principles or audit opinion. We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

Common Stock

     On January 28, 2002, we were incorporated under the laws of the State of Nevada as Premier Document Services, Inc. We are authorized to issue 60,000,000 shares of Common Stock, par value
$0.001.

     At a Special Meeting of the Board of Directors on February 5, 2002, we issued 7,000,000 shares of our $0.001 par value Common Stock to our Secretary, Crystal Kim Han, in exchange for cash in the amount of $7,000. This issuance of our Common Stock was made in accordance with Section 4(2) of the Securities Act of 1933, as amended, which exempts from registration transactions by an issuer not involving a "public offering."

     During March 2003, we completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. We sold 242,750 shares of our $0.001 par value common stock at a price of $0.20 per share to 36 individuals for total cash of $48,550. In addition, we issued 350,000 shares representing payment in lieu of services rendered in the amount of $70,000 to Michael Zuliani, a consultant, for providing advisory services relating to the Company's overall business operations from January 20, 2003 to June 30, 2003 (see exhibit 10.2) and issued 350,000 shares representing payment in lieu of services rendered in the amount of $70,000 to Corporate Regulatory Services, a consulting company, for facilitating the preparation of the documentation necessary to become a publicly traded company (see exhibit 10.3).

     For the above offering of securities, we relied upon the following facts to determine that the offers and sales were exempt from registration:

1. We were pursuing a specific business plan, and were not a blank check or "Shell" company;

2. For the period of 12 months prior to the sale, we had raised less than $1,000,000 from the sale of our securities; and

3. At the times of the sales, we were not subject to the reporting requirements of Sections 13(d) or Section 15 of the Securities and Exchange Act of 1934.


/19/


     Therefore, based on the facts above, we determine that we could sell securities pursuant to Rule 504 of Regulation D.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751, we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.



         [Balance of this page intentionally left blank]


/20/


Part F/S

     Item 1. Financial Statements




                 Premier Document Services, Inc.
                  (a Development Stage Company)

                          Balance Sheet
                              as of
                    June 30, 2003 (unaudited)

                               and

                    Statements of Operations
               for the Three and Six Months Ended
               June 30, 2003 and 2002 (unaudited),
                       and For the Period
    January 28, 2002 (Inception) to June 30, 2003 (unaudited)

                               and

                    Statements of Cash Flows
                    for the Six Months Ended
               June 30, 2003 and 2002 (unaudited),
                       and For the Period
    January 28, 2000 (Inception) to June 30, 2003 (unaudited)


/21/


Beckstead and Watts, LLP
Certified Public Accountants
                                          3340 Wynn Road, Suite B
                                              Las Vegas, NV 89102
                                                     702.257.1984
                                                 702.362.0540 fax


             INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
Premier Document Services, Inc.
(a Development Stage Company)

We  have  reviewed  the  accompanying balance  sheet  of  Premier
Document Services, Inc. (a Nevada corporation) (a development stage company) as of June 30, 2003 and the related statements of operations for the three-months and six-months ended June 30, 2003 and 2002 and for the period January 28, 2002 (Inception) to June 30, 2003, and statements of cash flows for the six-months ended June 30, 2003 and 2002 and for the period January 28, 2002 (Inception) to June 30, 2003. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 2 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Beckstead and Watts, LLP has previously audited, in accordance with generally accepted auditing standards, the balance sheet of Premier Document Services, Inc. (a development stage company) as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein) and in our report dated June 27, 2003, we expressed an unqualified opinion on those financial statements.

/s/ Beckstead and Watts, LLP

August 13, 2003


/22/


                      Premier Document Services, Inc.
                       (a Development Stage Company)
                               Balance Sheet
                                (unaudited)


  Assets                                                      June 30,
                                                                2003
                                                             ----------
  Current assets:
    Cash and equivalents                                     $   80,809
                                                             ----------
       Total current assets                                      80,809
                                                             ----------

  Fixed assets, net                                              50,175

                                                             ----------
                                                             $  130,984
                                                             ==========


  Liabilities and Stockholders' Equity

  Current liabilities:                                       $        -
                                                             ----------

  Stockholders' equity:
    Preferred stock, $0.001 par value, 15,000,000 shares
     authorized, no shares issued and outstanding                     -
    Common stock, $0.001 par value, 60,000,000 shares
     authorized, 7,942,750 shares issued and outstanding          7,943
    Additional paid-in capital                                  273,437
    Deferred compensation                                       (35,000)
    (Deficit) accumulated during development stage             (115,396)
                                                             ----------
                                                                130,984
                                                             ----------

                                                             $  130,984
                                                             ==========



 The accompanying notes are an integral part of these financial statements.


/23/


                      Premier Document Services, Inc.
                       (a Development Stage Company)
                         Statements of Operations
                                (unaudited)


                       For The Three        For The Six
                        Months Ended        Months Ended     January 28, 2002
                          June 30,            June 30,        (Inception) to
                      2003      2002       2003      2002      June 30, 2003
                    --------  --------  ---------  --------   --------------

Revenue             $ 55,895  $ 28,425  $  81,760  $ 31,585   $      214,910
                    --------  --------  ---------  --------   --------------

Expenses:
 General and          51,525    21,705    105,641    23,270          207,421
  administrative
  expenses
 Consulting expense   70,000         -    105,000         -          105,000
 Depreciation          3,178     3,178      6,356     5,195           17,908
                    --------  --------  ---------  --------   --------------
   Total expenses    124,703    24,883    216,997    28,465          330,329
                    --------  --------  ---------  --------   --------------

Other income:
 Interest income          23         -         23         -               23
                    --------  --------  ---------  --------   --------------

Net income (loss)   $(68,785) $  3,542  $(135,214) $  3,120   $     (115,396)
                    ========  ========  =========  ========   ==============

Weighted average
 number of
 common shares
 outstanding -
 basic and fully
 diluted           7,942,750 7,000,000 7,479,188 6,590,909
                   ========= ========= ========= =========

Net income (loss)
 per share -
 basic and fully
 diluted            $  (0.01) $   0.00  $  (0.02) $   0.00
                    ========  ========  ========  ========


 The accompanying notes are an integral part of these financial statements.


/24/


                      Premier Document Services, Inc.
                       (a Development Stage Company)
                         Statements of Cash Flows
                                (unaudited)


                                                                January 28, 2002
                                      For the Six Months Ended   (inception) to
                                              June 30,               June 30,
                                         2003         2002             2003
                                      ----------   ----------       ----------

Cash flows from operating activities
Net income (loss)                     $ (135,214)  $    3,120       $ (115,396)
 Depreciation                              6,356        5,195           17,908
 Shares issued for services              105,000            -          105,000
Adjustments to reconcile net income
 (loss) to net cash provided (used)
 by operating activities:
  (Decrease) in accounts payable          (2,058)           -                -
  Increase (decrease) in payroll             (19)          91                -
   liabilities                        ----------   ----------       ----------
Net cash provided (used) by              (25,935)       8,406            7,512
operating activities                  ----------   ----------       ----------

Cash flows from investing activities
 Purchase of fixed assets                      -      (66,355)          (7,483)
                                      ----------   ----------       ----------
Net cash (used) by investing                   -      (66,355)          (7,483)
activities                            ----------   ----------       ----------

Cash flows from financing activities
 Issuances of common stock                48,550       67,600           55,550
 Donated capital                               -       25,230           25,230
                                      ----------   ----------       ----------
Net cash provided by financing            48,550       92,830           80,780
activities                            ----------   ----------       ----------

Net increase in cash and equivalents      22,615       34,881           80,809
Cash and equivalents - beginning          58,194            -                -
                                      ----------   ----------       ----------
Cash and equivalents - ending         $   80,809   $   34,881       $   80,809
                                      ==========   ==========       ==========

Supplemental disclosures:
Interest paid                         $        -   $        -       $        -
                                      ==========   ==========       ==========
Income taxes paid                     $        -   $        -       $        -
                                      ==========   ==========       ==========



 The accompanying notes are an integral part of these financial statements.


/25/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

Note 1 - Basis of presentation

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the financial statements of the Company for the period ended December 31, 2002 and notes thereto included in the Company's Form 10-SB. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has generated minimal revenues. In order to obtain the necessary capital, the Company raised funds via equity financing. If the financing does not provide sufficient capital, the Company shall conduct a private offering under Regulation D. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 3 - Fixed assets

Furniture and equipment as of June 30, 2003 consisted of the following:

Computer and office equipment           $   52,258
Furniture and fixtures                      15,825
                                        ----------
                                            68,083
Accumulated depreciation                   (17,908)
                                        ----------
                                            50,175
                                        ==========

Depreciation  expense  for the six months  ended  June  30,  2003 totaled $6,356.


/26/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

Note 4 - Stockholders' equity

The Company is authorized to issue 60,000,000 shares of it $0.001 par value common stock and 15,000,000 shares of its $0.001 par value preferred stock.

During February 2002, the Company issued 7,000,000 shares of its $0.001 par value common stock to one of its officers and directors valued at $7,000.

During February 2002, an officer, director and shareholder of the Company donated cash in the amount of $3,000.

During February 2002, an officer, director and shareholder of the Company donated fixed assets in the amount of $60,600.

During March 2002, an officer, director and shareholder of the Company donated cash in the amount of $22,230.

During March 2003, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 942,750 shares of its $0.001 par value common stock at a price of $0.20 per share for cash and services totaling $188,550. Of the total amount $2,050 was considered subscriptions receivable and $105,000 was considered deferred compensation.

During June 2003, the Company received cash of $2,050 to cancel the entire balance of subscriptions receivable.

During June 2003, the Company expensed $70,000 of deferred compensation.

As of June 30, 2003, there have been no other issuances of common and/or preferred stock.

Note 5 - Deferred compensation

In January 2003, the Company executed a consulting agreement with a consultant to consult and advise the Company with his substantial real estate experience for a term of six months. The Company agreed to issue 350,000 shares of common stock, a total value of $70,000, to the consultant for his services. During the six months period ended June 30, 2003, a total of $70,000 was expensed. The remaining balance of deferred compensation was $0 as of June 30, 2003.

In February 2003, the Company constituted an agreement with a consulting company to perform corporate consulting and advisory services for the Company in conjunction with the development of a securities package for the sale of the securities to the public. The Company agreed to provide 350,000 shares of common stock for its services upon completion. As of June 30, 2003, services valued at $35,000 have been performed and a total of $35,000 was recorded as deferred compensation.

Note 6 - Major customer

During the six month period ended June 30, 2003, one customer accounted for 100% of the Company's revenue.

Note 7 - Related party transactions

During February 2002, the Company issued 7,000,000 shares of its $0.001 par value common stock to one of its officers and directors valued at $7,000.

During February 2002, an officer, director and shareholder of the Company donated cash in the amount of $3,000.


/27/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

During February 2002, an officer, director and shareholder of the Company donated fixed assets in the amount of $60,600.

During March 2002, an officer, director and shareholder of the Company donated cash in the amount of $22,230.

In January 2003, the Company executed a consulting agreement with a consultant to consult and advise the Company with his substantial real estate experience for a term of six months. The Company agreed to issue 350,000 shares of common stock, a total value of $70,000, to the consultant for his services. The consultant is an officer and majority shareholder of the Company's sole customer.


/28/


                 Premier Document Services, Inc.
                  (A Development Stage Company)

                         Balance Sheets
                              as of
                         March 31, 2003
                      and December 31, 2002

                               and

                    Statements of Operations,
                         Cash Flows, and
                      Stockholders' Equity
                             for the
                       Three Months Ended
                    March 31, 2003 and 2002,
For the Period January 28, 2002 (Inception) to December 31, 2002
                               and
  For the Period January 28, 2002 (Inception) to March 31, 2003


/29/


Beckstead and Watts, LLP
Certified Public Accountants
                                           3340 Wynn Road, Ste. B
                                              Las Vegas, NV 89102
                                                     702.257.1984
                                                 702.362.0540 fax


                  INDEPENDENT AUDITORS' REPORT

Board of Directors
Premier Document Services, Inc.
(A Development Stage Company)
Las Vegas, NV

We have audited the Balance Sheets of Premier Document Services, Inc. (the "Company") (a development stage company), as of March 31, 2003 and December 31, 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the three months ended March 31, 2003, for the year ended December 31, 2002 and for the period January 28, 2002 (Date of Inception) to March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheets of Premier Document Services, Inc., as of March 31, 2003 and December 31, 2002, and its related statements of operations, equity and cash flows for the three months ended March 31, 2003, for the year ended December 31, 2002 and for the period January 28, 2002 (Date of Inception) to March 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Signed,

/s/ Beckstead and Watts, LLP

June 27, 2003


/30/


                      Premier Document Services, Inc.
                       (a Development Stage Company)
                              Balance Sheets


                                                 March 31,     December 31,
                                                   2003            2002
                                               ------------    ------------
Assets

Current assets:
   Cash                                        $     25,370    $     58,194
   Funds held in escrow                              46,500               -
   Accounts receivable                               19,050               -
                                               ------------    ------------
     Total current assets                            90,920          58,194
                                               ------------    ------------

Fixed assets, net                                    53,353          56,531

                                               ------------    ------------
                                               $    144,273    $    114,725
                                               ============    ============

Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable                            $     16,554    $      2,058
   Payroll liabilities                                    -              19
                                               ------------    ------------
     Total current liabilities                       16,554           2,077
                                               ------------    ------------

Stockholders' Equity:
   Preferred stock, $0.001 par value,                     -               -
    15,000,000 shares authorized, no shares
    issued or outstanding
   Common stock, $0.001 par value;                    7,943           7,000
    60,000,000 shares authorized, 7,942,750
    and 7,000,000 shares issued and
    outstanding as of 3/31/03 and 12/31/02,
    respectively
   Additional paid-in capital                       273,437          85,830
   Subscription receivable                           (2,050)              -
   Deferred compensation                           (105,000)              -
   (Deficit) accumulated during development stage   (46,611)         19,818
                                               ------------    ------------
                                                    127,719         112,648
                                               ------------    ------------

                                               $    144,273    $    114,725
                                               ============    ============



 The accompanying notes are an integral part of these financial statements.


/31/


                      Premier Document Services, Inc.
                       (a Development Stage Company)
                         Statements of Operations


                       For The Three
                        Months Ended     January 28, 2002   January 28, 2002
                         March 31,        (Inception) to     (Inception) to
                      2003      2002     December 31, 2002   March 31, 2003
                    --------  --------   -----------------   --------------

Revenue             $ 25,865  $  3,160     $     133,150      $    159,015
                    --------  --------   -----------------   --------------

Expenses:
 General and          54,116     1,565           101,780           155,896
  administrative
  expenses
Consulting expenses   35,000         -                 -            35,000
Depreciation           3,178     2,017            11,552            14,730
                    --------  --------   -----------------   --------------
   Total expenses     92,294     3,582           113,332           205,626
                    --------  --------   -----------------   --------------

Net income (loss)   $(66,429) $   (422)    $      19,818      $    (46,611)
                    ========  ========   =================   ==============

Weighted average
 number of
 common shares
 outstanding -
 basic and fully
 diluted           7,010,475 7,000,000         6,813,609
                   ========= =========   =================
Net income
 (loss) per share -
 basic and fully
 diluted            $  (0.01) $  (0.00)    $        0.00
                    ========  ========   =================



 The accompanying notes are an integral part of these financial statements.


/32/


                      Premier Document Services, Inc.
                       (a Development Stage Company)
                         Statements of Cash Flows


                       For The Three
                        Months Ended     January 28, 2002   January 28, 2002
                         March 31,        (Inception) to     (Inception) to
                      2003      2002     December 31, 2002   March 31, 2003
                    --------  --------   -----------------   --------------

Cash flows from
 operating activities
Net income (loss)   $(66,429) $   (422)    $      19,818      $    (46,611)
  Depreciation         3,178     2,017            11,552            14,730
Shares issued for     35,000         -                 -            35,000
 services
Adjustments to
 reconcile net income
 (loss) to net cash
 provided (used) by
 operating
 activities:
(Increase) in        (19,050)   (3,160)                -           (19,050)
 accounts receivable
Increase in accounts  14,496     2,058             2,058            16,554
 payable
Increase (decrease)      (19)        -                19                 -
 in payroll
 liabilities
                    --------  --------   -----------------   --------------
Net cash provided
 (used) by
 operating
 activities          (32,824)      493            33,447               623
                    --------  --------   -----------------   --------------

Cash flows from
 investing activities
  Purchase of fixed        -    (7,483)           (7,483)           (7,483)
   assets
                    --------  --------   -----------------   --------------
Net cash (used) by
 investing
 activities                -    (7,483)           (7,483)           (7,483)
                    --------  --------   -----------------   --------------

Cash flows from
 financing activities
  Issuances of common 46,500     7,000             7,000            53,500
   stock
  Increase in funds  (46,500)        -                 -           (46,500)
   held in escrow
  Donated capital          -    25,230            25,230            25,230
                    --------  --------   -----------------   --------------
Net cash provided by
 financing activities      -    32,230            32,230            32,230
                    --------  --------   -----------------   --------------

Net increase
 (decrease) in cash  (32,824)   25,240            58,194            25,370
Cash - beginning      58,194         -                 -                 -
                    --------  --------   -----------------   --------------
Cash - ending       $ 25,370  $ 25,240     $      58,194      $     25,370
                    ========  ========   =================   ==============

Supplemental
 disclosures:
  Interest paid     $      -  $      -     $           -      $          -
                    ========  ========   =================   ==============
  Income taxes paid $      -  $      -     $           -      $          -
                    ========  ========   =================   ==============



 The accompanying notes are an integral part of these financial statements.


/33/


                      Premier Document Services, Inc.
                       (a Development Stage Company)
                    Statements of Stockholders' Equity


                                                           (Deficit)
                                                          Accumulated
                          Addit-                             During    Total
          Common Stock     ional     Subscr-                Develop-   Stock-
         ---------------  Paid-in    iption      Deferred     ment    holders'
          Shares  Amount  Capital  Receivable  Compensation   Stage    Equity
         -------- ------  -------- ----------  ------------  -------  --------

February
2002
Founders
shares
issued for
cash    7,000,000 $7,000  $      - $        -  $         -   $     -  $  7,000

February
2002
Donated
capital -
cash            -      -     3,000                                       3,000

February
2002
Donated
capital -
fixed
assets          -      -    60,600                                      60,600

March
2002
Donated
capital -
cash            -      -    22,230                                      22,230

Net
income
January
28, 2002
(inception)
to December
31, 2002                                                      19,818    19,818

         -------- ------  -------- ----------  ------------  -------  --------
Balance,
December
31, 2002 7,000,000 7,000    85,830          -             -   19,818   112,648

March
2003
504
offering
issued
for cash
and
services  942,750    943   187,607     (2,050)     (105,000)            81,500


Net
(loss)
For the
three
months
ended
March 31,
2003                                                         (66,429)  (66,429)

         -------- ------  -------- ----------  ------------  -------  --------
Balance,
March 31,
2003    7,942,750 $7,943  $273,437 $   (2,050) $   (105,000)$(46,611) $127,719



 The accompanying notes are an integral part of these financial statements.


/34/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

Note 1 - History and organization of the company

The Company was organized January 28, 2002 (Date of Inception) under the laws of the State of Nevada, as Premier Document Services, Inc. The Company has minimal operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 15,000,000 shares of $0.001 par value preferred stock and 60,000,000 shares of $0.001 par value common stock.

Note 2 - Accounting policies and procedures

Use of estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
 For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of March 31, 2003 and December 31, 2002.

Equipment
 The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight-line method of depreciation based on the following estimated useful lives:

                    Equipment                5 years
                    Furniture & fixtures     7 years

Impairment of long lived assets
 Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or are impaired. No such impairments have been identified by management at March 31, 2003 and December 31, 2002.

Fair value of financial instruments
 Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2003 and December 31, 2002. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Revenue recognition
 The Company has agreements with its customers with a set price for all available services with add-ons for items such as after hours and out of area signings. Once the services have been performed, the Company recognizes revenue upon invoicing their customers. All fees are normally collected within 30 days.

Advertising costs
 The  Company  expenses  all  costs of advertising  as  incurred.
 There were $1,000 and $2,060 in advertising costs included in general and administrative expenses as of March 31, 2003 and December 31, 2002.


/35/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

Reporting on the costs of start-up activities
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of March 31, 2003 and December 31, 2002, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
 The Company has not yet adopted any policy regarding payment  of
 dividends.   No  dividends  have been  paid  or  declared  since
 inception.

Segment reporting
 The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
 The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

 Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
 In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee
 Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.


/36/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

 In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

 In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

 In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting
 Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Stock-Based Compensation
 The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Year end
 The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has generated minimal revenues. In order to obtain the necessary capital, the Company raised funds via equity financing. If the financing does not provide sufficient capital, the Company shall conduct a private offering under Regulation D. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.


/37/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Fixed assets

The Company purchased office equipment and furniture in the amount of $0 and $7,483 during the periods ended March 31, 2003 and December 31, 2002 and received donated equipment and furniture totaling $0 and $60,600 during the periods ended March 31, 2003 and December 31, 2002. The Company recorded depreciation expense in the amount of $3,178 and $11,552 during the periods ended March 31, 2003 and December 31, 2002.

Note 5 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

               U.S federal statutory rate         (34.0%)

               Valuation reserve                   34.0%
                                                   -----
               Total                                  -%
                                                   =====

Note 6 - Funds held in escrow

As of March 31, 2003, the proceeds of $46,500 from public offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933 were held in escrow. The funds were released on or about
June 2, 2003.

Note 7 - Stockholders' equity

The Company is authorized to issue 60,000,000 shares of it $0.001 par value common stock and 15,000,000 shares of its $0.001 par value preferred stock.

During February 2002, the Company issued 7,000,000 shares of its $0.001 par value common stock to one of its officers and directors valued at $7,000.

During February 2002, an officer, director and shareholder of the Company donated cash in the amount of $3,000.

During February 2002, an officer, director and shareholder of the Company donated fixed assets in the amount of $60,600.

During March 2002, an officer, director and shareholder of the Company donated cash in the amount of $22,230.


/38/


                 Premier Document Services, Inc.
                  (a Development Stage Company)
                              Notes

During March 2003, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 942,750 shares of its $0.001 par value common stock at a price of $0.20 per share for cash and services totaling $188,550. Of the total amount $2,050 was considered subscriptions receivable and $105,000 was considered deferred compensation.

As of March 31, 2003, there have been no other issuances of common and/or preferred stock.

Note 8 - Deferred compensation

In January 2003, the Company executed a consulting agreement with a consultant to consult and advise the Company with his substantial real estate experience for a term of six months. The Company agreed to issue 350,000 shares of common stock, a total value of $70,000, to the consultant for his services. During the three months period ended March 31, 2003, a total of $35,000 was expensed. The remaining balance of deferred compensation was $35,000 as of March 31, 2003.

In February 2003, the Company constituted an agreement with a consulting company to perform corporate consulting and advisory services for the Company in conjunction with the development of a securities package for the sale of the securities to the public. The Company agreed to provide 350,000 shares of common stock for its services upon completion. As of March 31, 2003, no services have been performed and a total of $70,000 was recorded as deferred compensation.

Note 9 - Warrants and options

As   of  March  31,  2003,  there  are  no  warrants  or  options outstanding to acquire any additional shares of common and/or preferred stock.

Note 10 - Major customer

During the three month period ended March 31, 2003, one customer accounted for 100% of the Company's revenue.

As  of  March 31, 2003, balances due from one customer  comprised
100% of total accounts receivable.

Note 11 - Related party transactions

During February 2002, the Company issued 7,000,000 shares of its $0.001 par value common stock to one of its officers and directors valued at $7,000.

During February 2002, an officer, director and shareholder of the Company donated cash in the amount of $3,000.

During February 2002, an officer, director and shareholder of the Company donated fixed assets in the amount of $60,600.

During March 2002, an officer, director and shareholder of the Company donated cash in the amount of $22,230.

In January 2003, the Company executed a consulting agreement with a consultant to consult and advise the Company with his substantial real estate experience for a term of six months. The Company agreed to issue 350,000 shares of common stock, a total value of $70,000, to the consultant for his services. The consultant is an officer and majority shareholder of the Company's sole customer.


/39/


                            Part III


Item 1.        Index to Exhibits


Exhibit
Number   Name and/or Identification of Exhibit
-------  -------------------------------------

   3     Articles of Incorporation & By-Laws
          (1) Articles of Incorporation filed January 28, 2002
                 - Rendered as previously filed
          (2) By-Laws of the Company adopted February 5, 2002
                 - Rendered as previously filed

  10     Material Contracts
          (1) Usage of Space Agreement Dated January 1, 2003
                 - Rendered as previously filed
          (2) Consulting Agreement between Mike Zuliani and Premier Document Services Dated January 20, 2003
                 - Rendered as previously filed
          (3) Agreement between Corporate Regulatory Services and Premier Document Services Dated February 17, 2003
                 - Rendered as previously filed

  99.1 Certification under Section 906 of the Sarbanes-Oxley Act (18 U.S.C. SECTION 1350)


/40/


                           SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.



                 Premier Document Services, Inc.
-----------------------------------------------------------------
                          (Registrant)


Date: October 8, 2003
      ---------------


By: /s/ Colin Fidler
    ----------------
    Colin Fidler, President and Treasurer





Date: October 8, 2003
      ---------------


By: /s/ Crystal Kim Han
    -------------------
    Crystal Kim Han, Secretary


/41/